November 6, 2012

VIA EDGAR

U. S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attn:	Mr. David L. Orlic

Re:	Iridium Communications Inc.

Schedule TO-I

Filed October 2, 2012

File No. 005-83853

Ladies and Gentlemen:

On behalf of Iridium Communications Inc. (the “Company”), we are responding to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated November 2, 2012 with respect to the above-referenced filing (the “Comments”). Set forth below is the Company’s response to the Comments. For your convenience, we have incorporated the Comments into this response letter.

The Company has today filed Amendment No. 4 to the Schedule TO (the “Amendment”).

General

1.	In your Form 8-K filed on November 1, 2012, you disclose that the financial statements incorporated by reference into your Schedule TO and disseminated to security holders in summary form should no longer be relied upon. Please amend your schedule to include this information. Please also tell us what consideration you have given to disseminating corresponding disclosure to security holders (including the effect of your estimated adjustments on all disclosure required by Item 1010(a) of Regulation M-A) and extending your tender offer so that at least five business days remain in the offer following dissemination. We remind you that you are responsible for determining whether the offering document and schedule contain any untrue statements of material fact or omit information necessary to make the information contained therein not misleading.

In response to the Staff’s Comment, the Company has filed the Amendment to extend the offer until November 30, 2012. As soon as practicable, the Company intends to file an amendment to its Form 10-K for the year ended December 31, 2011 containing restatements of its consolidated financial statements as of and for the years ended December 31, 2009, 2010 and 2011 (the “10-K Amendment”) and will shortly thereafter file an amendment to the Schedule TO to incorporate this disclosure by reference and distribute revised summary financial data to the

November 6, 2012

Page Two

warrant holders. The Company currently anticipates that the filing of the 10-K Amendment and the dissemination of this information will occur at least five business days prior to the expiration of the offer, as extended in the Amendment. If the Company is unable to file the 10-K Amendment and disseminate the information on that schedule, the Company will file an additional amendment to the Schedule TO to extend the offer until at least five business days following the filing of the 10-K Amendment and dissemination of the information. We also note that the Amendment incorporates by reference the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2012 (the “3Q 10-Q”). The 3Q 10-Q includes restatements of the financial statements for the three and nine month periods ended September 30, 2011.

Pursuant to the Staff’s letter, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

By:	/s/ Brent B. Siler
Brent B. Siler
Cooley LLP

cc:	Matthew J. Desch, Chief Executive Officer, Iridium Communications Inc.

Thomas D. Hickey, Chief Legal Officer, Iridium Communications Inc.

Brian F. Leaf, Cooley LLP